TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN
TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

March 25, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of November 2003;
2. Announcement Concerning the Application by OptiCast Inc. (a content distributor through optical fiber networks) for Registration as a Cable Broadcaster;
3. Comment Regarding Newspaper "Merger" Reports Dated December 18;
4. Notice of Merger;
5. Plat One Corp., Ltd. and SKY Perfect Communications Inc. Basically Agreed on Business Integration through Merger;
6. Brief Description of Semi-Annual Report;
7. Total Registrations and DTH Subscribers as of the end of December 2003;
8. Announcement of Conclusion of Merger Agreement;

dlw 3/30

9. Plat One Corp., Ltd. and SKY Perfect Communications Inc. Entered into the Merger Agreement;

10. Basic Agreement on Trial Distribution of SKY PerfecTV! Multi-Channel Pay TV Services Using Cable Television Transmission Systems;

11. Comment as to the Nippon Keizai Shimbun's article in the morning edition dated January 22, 2004;

12. Comment on the article in the morning edition of the Asahi Shimbun dated January 24, 2004;

13. Cooperation in the Quality-Controlled Content Distribution Test Using IPv6 Technology Conducted by NTT West;

14. Consolidated Business Results of Third Quarter for the year ending March 2004;

15. Business Results of Third Quarter for the year ending March 2004;

16. Summary of 3Q Results for the Period Ending March 31, 2004 & Revision of the Full-Year Results Forecast for the Period Ending March 31, 2004 (Supplement);

17. Examination of a Program Payment Service Using Electronic Money "Edy"

18. Total Registrations and DTH Subscribers as of the end of January 2004;

19. Major League Baseball (MLB): Notice of Exclusive CS Broadcast Rights for Five Years Starting from the 2004 Season;

20. Change in Name of CS 110-Degree Digital Broadcasting Service "SKY PerfecTV! 2";

21. Announcement Concerning the Completion of Registration and the Commencement of Business by OptiCast Inc. (a content distributor through optical fiber networks) as a Cable Broadcaster;

22. Launch of Platform Business for Star Channel BS;

23. Total Registrations and DTH Subscribers as of the end of February 2004;

24. Notice of Change of Listed Market to the First Section of Tokyo Stock Exchange; and

25. Notice of Special Dividends to Commemorate Change of Listed Market to the First Section of the Tokyo Stock Exchange.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Akiko Kimura

Enclosure

To whom it may concern:

December 2, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of November 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of November 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	36, 904	32, 144
Churn	22, 988	21, 615
Churn Rate*3	7. 8%	8. 4%
November Net Increase	13, 916	10, 529
Cumulative Total	3, 540, 739	3, 092, 571

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	33, 338	28, 605
Churn	22, 567	21, 202
Churn Rate*3	7. 8%	8. 4%
November Net Increase	10, 771	7, 403
Cumulative Total	3, 476, 841	3, 030, 019

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 566	3, 539
Churn	421	413
Churn Rate*3	8. 3%	8. 3%
November Net Increase	3, 145	3, 126
Cumulative Total	63, 898	62, 552

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

December 17, 2003

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement Concerning the Application by OptiCast Inc. (a content distributer through optical fiber networks) for Registration as a Cable Broadcaster

We have announced that OptiCast Inc. (Head office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito), a 100% subsidiary of SKY Perfect Communications Inc. (Head office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura), submitted today an application for registration as a (cable) broadcaster based on the Law Concerning Broadcast via Telecommunications Carriers' Facilities, to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.

With the aim of providing content distribution services through optical fiber networks, OptiCast Inc. is planning to carry out simultaneous re-transmission of terrestrial (including digital) and BS digital broadcasts and FM stations, in addition to SKY Perfect TV! channels. Commencement of service, which had been scheduled for mid-December, is expected after completion of the registration process.

[Corporate Profile of OptiCast Inc.]

(1) Company name: Kabushiki-Kaisha OptiCast (OptiCast Inc. in English)
(2) President and Representative Director: Masao Nito
(Current Managing Director of SKY Perfect Communications Inc.)
(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo
(4) Date of establishment: June 2, 2003
(5) Capital: 480 million yen
(6) Shareholders: SKY Perfect Communications Inc. (100%)
(7) Main business : Content distribution business through FTTH

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

December 18, 2003

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Comment Regarding Newspaper "Merger" Reports Dated December 18

We would like to issue the following comment regarding reports of a merger with Plat One Corp., Ltd., which were carried in the December 18 morning editions of some newspapers.

Comment

SKY Perfect Communications Inc. (headquarters : Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; Service name: "SKY PerfecTV! 2"), which is developing a CS 110 degrees digital broadcasting platform business, is currently considering a merger with Plat One Corp., Ltd. (headquarters: Minato-ku, Tokyo; President and Representative Director: Hisami Kataoka; Service name: "PLAT ONE"), which is developing the same platform business, for the purpose of integrating both company's businesses. However, a decision has yet to be made.

In the event that the decision to merge is made, we will make another announcement.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

FILE No.
82—5113

December 18, 2003

04 MAR 29 7:21

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Merger

We are pleased to announce that at a Meeting of the Board of Directors held on December 18, 2003, SKY Perfect Communications Inc. (the "Company") resolved to enter into a basic agreement to merge with Plat One Corp., Ltd., ("Plat One")effective March 1, 2004. The Company will conclude a basic agreement on the afternoon of the same day.

NOTE

1. Purpose of Merger

By integrating their operations through the merger, the Company and Plat One will endeavor to provide viewers with greater convenience, along with attractive and diverse channels and programming in cooperation with licensed broadcasters, and in doing so bolster CS digital broadcasting at an east longitude of 110 degrees.

2. Merger Summary

(1) Schedule

Board of Directors meeting to approve the basic merger agreement: December 18, 2003
Conclusion of basic merger agreement: December 18, 2003 (plan)
Board of Directors meeting to approve the merger agreement: early in January 2004 (plan)
Conclusion of merger agreement: early in January 2004 (plan)
Shareholders meeting to approve the merger agreement:

SKY Perfect Communications Inc. :	A shareholders meeting to approve the merger agreement will not be held based on Paragraph 1 of Article 413-3 of the Commercial Code (simple merger).
Plat One Corp., Ltd. :	Late January 2004 (plan)

Date of merger: March 1, 2004 (plan)
Merger registration: early in March 2004 (plan)

(2) Merger method

The merger will be in the form of a simple merger through absorption, in which SKY Perfect Communications Inc. becomes the surviving company. Plat One Corp., Ltd. will be dissolved.

(3) Merger ratio

Company name	SKY Perfect Communications Inc.	Plat One Corp., Ltd.
Merger ratio	1	0.165

(NOTE) 1. Allotment of stocks

For the merger, 0.165 shares of SKY Perfect Communications Inc. will be allotted to one share of Plat One Corp., Ltd..

2. Basis of calculation of merger ratio

SKY Perfect Communications Inc. requested Nomura Securities Co., Ltd. to calculate a merger ratio, and Plat One Corp., Ltd. requested ChuoAoyama Audit Corporation to do the same. The above ratio was decided based on consultation between the parties to the merger based on the range of ratios calculated.

3. Calculation result, calculation method and calculation basis by the third party institutions

Nomura Securities Co., Ltd. used the market stock price average method for SKY Perfect Communications Inc. and the DCF method and the adjusted net worth method for Plat One Corp., Ltd. and calculated a range of merger ratios taking into account overall the results of the above analyses.

ChuoAoyama Audit Corporation agreed with Plat One Corp., Ltd. in advance on the evaluation methods and the assumptions of evaluation, applied the market stock price average method for SKY Perfect Communications Inc. and the adjusted net worth method for Plat One Corp., Ltd. and calculated a range of merger ratios by taking into account overall the results of the above analyses.

4. Number of new shares to be issued by merger

Common stock: 29,700 shares

(Date of delivery of stock certificates: early in March 2004 (plan), initial date in reckoning the amount of dividends: October 1, 2003)

(4) Amount of cash transferred as a result of the merger

No cash will be transferred as a result of the merger.

3. Profile of merging and merged companies (as of September 30, 2003)

(1)Trade name	SKY Perfect Communications Inc. (merging company)		Plat One Corp., Ltd. (merged company)
(2)Details of business	CS digital multi-channels broadcasting platform at an east longitude of 124/ 128 degrees and an east longitude of 110 degrees		CS digital multi-channels broadcasting platform at an east longitude of 110 degrees
(3)Date of incorporation	November 10, 1994		November 9, 2000
(4)Head office address	2-15-1, Shibuya, Shibuya-ku Tokyo		3-12-1, Toranomon, Minato-ku Tokyo
(5)Representative	Hajime Shigemura, President and Representative Director		Hisami Kataoka, President and Representative Director
(6)Capital stock	50,003 million yen		9,000 million yen
(7)Total outstanding shares	2,237,509 shares		180,000 shares
(8)Shareholders equity	92,332 million yen		6,249 million yen (as of August 2003)
(9)Total assets	125,239 million yen		8,175 million yen (as of August 2003)
(10)Closing date	March 31		End of February
(11)No.of employees	279		18
(12)Major customers	Dentsu Inc. JSAT Corporation Pay Per View Japan, Inc. J SKY SPORTS Broadcasting Corporation Fuji Television Network, Inc., etc.		Space Communications Corporation CS Nippon Corporation CS-WOWOW Inc. Megaport Broadcasting Inc. Nippon BS Broadcasting Corporation, etc.
(13)Major shareholders, and equity share (as of September 30, 2003)	Sony Broadcast Media Co., Ltd.: 12.65% Fuji Television Network, Inc.: 12.65% Itochu Corporation: 12.65% JSAT Corporation: 7.01% State Street Bank & Trust Company: 5.77%		Mitsubishi Corporation: 35.00% Nippon Television Network Corporation: 19.90% WOWOW Inc.: 18.00% NTT Communications Corporation.: 10.00% NTT DoCoMo, Inc.: 5.00%
(14)Major banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation UFJ Bank Limited		The Bank of Tokyo-Mitsubishi, Ltd Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation
(15)Relation between merging and merged companies	Capital relation	No capital relation	
	Personnel relation	No personnel relation	
	Trading relation	No trading relation	

(16) Business results for the past three accounting terms and one interim closing term

(Unit: Millions of Yen)

	SKY Perfect Communications Inc. (merging company)			
Accounting term	Term ended March 2001	Term ended March 2002	Term ended March 2003	Interim term ended Sept. 2003
Sales	48,681	59,432	70,373	35,610
Operating profit	19,577	10,337	18,311	3,737
Profit before income taxes	24,340	11,901	19,025	4,152
Current net profit	24,190	12,248	18,893	3,802
Current net profit per share (yen)	12,000.71	5,475.12	8,444.56	1,699.31
Dividend per share (yen)	—	—	—	—
Shareholders equity per share (yen)	53,545.94	48,070.98	39,687.86	41,265.93

	Plat One Corp., Ltd. (merged company)			
Accounting term	Term ended February 2001	Term ended February 2002	Term ended February 2003	Interim term ended August 2003
Sales	—	—	1,858	1,071
Operating profit	16	289	1,782	553
Profit before income taxes	18	352	1,805	570
Current net profit	18	354	1,806	571
Current net profit per share (yen)	2,320.42	1,967.21	10,038.65	3,173.60
Dividend per share (yen)	—	—	—	—
Shareholders equity per share (yen)	47,679.57	47,929.67	37,891.02	34,717.41

4. Status after the Merger

(1) Trade name: SKY Perfect Communications Inc.

(2) Details of business: CS digital multi-channels broadcasting platform at an east longitude of 124/ 128 degrees and an east longitude of 110 degrees

(3) Head office address: 2-15-1, Shibuya, Shibuya-ku Tokyo

(4) Representative: Hajime Shigemura, President and Representative Director

(5) Capital stock: No change in capital stock resulting from the merger (plan)

(6) Total assets: 130.2 billion yen (plan)

(7) Closing date: March 31

(8) Effects on business

The effects of this merger on the business results of SKY Perfect Communications Inc. for the term ending March 2004 have yet to be determined. Following a careful examination, the effects will be announced at the time of the announcement of the business results for the third quarter of the term ending March 2004. The effects on the business results for the term ending March 2005 will be announced at the time of the announcement of the financial results for the term ending March 2004.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

December 18, 2003

Press Release (reference material)

FILE No.
82—5113

Plat One Corp., Ltd.

SKY Perfect Communications Inc.

04 MAR 29 AM 7:21

Plat One Corp., Ltd. and SKY Perfect Communications Inc. Basically Agreed on Business Integration through Merger

Plat One Corp., Ltd. (head office: Minato-ku Tokyo, President and Representative Director: Hisami Kataoka) and SKY Perfect Communications Inc. (head office: Shibuya-ku Tokyo, President and Representative Director: Hajime Shigemura) resolved at a board of directors meetings held on the morning of today to enter into a basic merger agreement designed to integrate the platform business of the two companies for CS digital broadcasting at an east longitude of 110 degrees. The companies will conclude the basic agreement on the afternoon of December 18.

With this business integration, the two companies will endeavor to provide viewers with greater convenience, along with attractive and diverse channels and programming in cooperation with broadcasting companies, and in doing so bolster CS digital broadcasting at an east longitude of 110 degrees.

Viewers with a contract for Plat One or SKY PerfecTV! 2 may continue to enjoy their services under the current contract until the end of February 2004. With respect to future services, the companies will establish a merger committee as soon as possible, and will look at integrating both services on an uninterrupted basis to ensure that viewers with an existing contract are satisfied. The details will be announced as soon as they are decided.

A summary of the basic agreement is as shown below.

① The merger date is March 1, 2004.

② Plat One Corp., Ltd. will be dissolved, and SKY Perfect Communications Inc. will become the surviving company. The method of the merger for SKY Perfect Communications Inc. is a simple merger.

③ The merger ratio is 1 to 0.165, so that 0.165 shares of SKY Perfect Communications Inc. will be allotted to one share of Plat One Corp., Ltd.

④ Both companies will continue their due diligence, and will aim to conclude a merger agreement in early January 2004.

＊Contact for media inquiries:

Plat One Corp., Ltd. Corporate Planning Division

TEL: 03-5733-8282 FAX: 03-5733-8291

SKY Perfect Communications Inc., Public Relations Dept.

TEL: 03-5468-9400 FAX: 03-5468-939

BRIEF DESCRIPTION OF SEMI-ANNUAL REPORT

The Semi-Annual Report for the first half of the 10th fiscal period (April 1, 2003 through September 30, 2003) prepared in accordance with Articles 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on December 25, 2003 through EDINET (Electronic Disclosure for Investors' Network), and to the Tokyo Stock Exchange, Inc. on December 25, 2003.

To whom it may concern:

January 6, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of December 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of December 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	53, 109	44, 198
Churn	25, 020	24, 136
Churn Rate*3	8. 5%	9. 4%
December Net Increase	28, 089	20, 062
Cumulative Total	3, 568, 828	3, 112, 633

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	45, 212	36, 324
Churn	24, 673	23, 783
Churn Rate*3	8. 5%	9. 4%
December Net Increase	20, 539	12, 541
Cumulative Total	3, 497, 380	3, 042, 560

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	7, 897	7, 874
Churn	347	353
Churn Rate*3	6. 5%	6. 8%
December Net Increase	7, 550	7, 521
Cumulative Total	71, 448	70, 073

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

FILE No.
82—5113

January 9, 2004

04 MAR 29 AM 7:21

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Conclusion of Merger Agreement

We would like to announce that, following on from our announcement on December 18, 2003 that we had entered into a basic merger agreement with Plat One Corp., Ltd., SKY Perfect Communications Inc. resolved to enter into a formal merger agreement at a Meeting of the Board of Directors held on January 9, 2004. For details of the merger, please refer to the attachement entitled "Announcement of Merger" dated December 18, 2003. A meeting to enable Plat One Corp., Ltd. shareholders to approve the agreement is scheduled to be held on January 26, 2004.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

December 18, 2003

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Merger

We are pleased to announce that at a Meeting of the Board of Directors held on December 18, 2003, SKY Perfect Communications Inc. (the "Company") resolved to enter into a basic agreement to merge with Plat One Corp., Ltd., ("Plat One")effective March 1, 2004. The Company will conclude a basic agreement on the afternoon of the same day.

NOTE

1. Purpose of Merger

By integrating their operations through the merger, the Company and Plat One will endeavor to provide viewers with greater convenience, along with attractive and diverse channels and programming in cooperation with licensed broadcasters, and in doing so bolster CS digital broadcasting at an east longitude of 110 degrees.

2. Merger Summary

(1) Schedule

Board of Directors meeting to approve the basic merger agreement: December 18, 2003
Conclusion of basic merger agreement: December 18, 2003 (plan)
Board of Directors meeting to approve the merger agreement: early in January 2004 (plan)
Conclusion of merger agreement: early in January 2004 (plan)
Shareholders meeting to approve the merger agreement:

SKY Perfect Communications Inc. :	A shareholders meeting to approve the merger agreement will not be held based on Paragraph 1 of Article 413-3 of the Commercial Code (simple merger).
Plat One Corp., Ltd. :	Late January 2004 (plan)

Date of merger: March 1, 2004 (plan)
Merger registration: early in March 2004 (plan)

(2) Merger method

The merger will be in the form of a simple merger through absorption, in which SKY Perfect Communications Inc. becomes the surviving company. Plat One Corp., Ltd. will be dissolved.

(3) Merger ratio

Company name	SKY Perfect Communications Inc.	Plat One Corp., Ltd.
Merger ratio	1	0.165

(NOTE) 1. Allotment of stocks

For the merger, 0.165 shares of SKY Perfect Communications Inc. will be allotted to one share of Plat One Corp., Ltd..

2. Basis of calculation of merger ratio

SKY Perfect Communications Inc. requested Nomura Securities Co., Ltd. to calculate a merger ratio, and Plat One Corp., Ltd. requested ChuoAoyama Audit Corporation to do the same. The above ratio was decided based on consultation between the parties to the merger based on the range of ratios calculated.

3. Calculation result, calculation method and calculation basis by the third party institutions

Nomura Securities Co., Ltd. used the market stock price average method for SKY Perfect Communications Inc. and the DCF method and the adjusted net worth method for Plat One Corp., Ltd. and calculated a range of merger ratios taking into account overall the results of the above analyses.

ChuoAoyama Audit Corporation agreed with Plat One Corp., Ltd. in advance on the evaluation methods and the assumptions of evaluation, applied the market stock price average method for SKY Perfect Communications Inc. and the adjusted net worth method for Plat One Corp., Ltd. and calculated a range of merger ratios by taking into account overall the results of the above analyses.

4. Number of new shares to be issued by merger

Common stock: 29,700 shares

(Date of delivery of stock certificates: early in March 2004 (plan), initial date in reckoning the amount of dividends: October 1, 2003)

(4) Amount of cash transferred as a result of the merger

No cash will be transferred as a result of the merger.

3. Profile of merging and merged companies (as of September 30, 2003)

(1)Trade name	SKY Perfect Communications Inc. (merging company)		Plat One Corp., Ltd. (merged company)
(2)Details of business	CS digital multi-channels broadcasting platform at an east longitude of 124/ 128 degrees and an east longitude of 110 degrees		CS digital multi-channels broadcasting platform at an east longitude of 110 degrees
(3)Date of incorporation	November 10, 1994		November 9, 2000
(4)Head office address	2-15-1, Shibuya, Shibuya-ku Tokyo		3-12-1, Toranomon, Minato-ku Tokyo
(5)Representative	Hajime Shigemura, President and Representative Director		Hisami Kataoka, President and Representative Director
(6)Capital stock	50,003 million yen		9,000 million yen
(7)Total outstanding shares	2,237,509 shares		180,000 shares
(8)Shareholders equity	92,332 million yen		6,249 million yen (as of August 2003)
(9)Total assets	125,239 million yen		8,175 million yen (as of August 2003)
(10)Closing date	March 31		End of February
(11)No.of employees	279		18
(12)Major customers	Dentsu Inc. JSAT Corporation Pay Per View Japan, Inc. J SKY SPORTS Broadcasting Corporation Fuji Television Network, Inc., etc.		Space Communications Corporation CS Nippon Corporation CS-WOWOW Inc. Megaport Broadcasting Inc. Nippon BS Broadcasting Corporation, etc.
(13)Major shareholders, and equity share (as of September 30, 2003)	Sony Broadcast Media Co., Ltd.: 12.65% Fuji Television Network, Inc.: 12.65% Itochu Corporation: 12.65% JSAT Corporation: 7.01% State Street Bank & Trust Company: 5.77%		Mitsubishi Corporation: 35.00% Nippon Television Network Corporation: 19.90% WOWOW Inc.: 18.00% NTT Communications Corporation.: 10.00% NTT DoCoMo, Inc.: 5.00%
(14)Major banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation UFJ Bank Limited		The Bank of Tokyo-Mitsubishi, Ltd Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation
(15)Relation between merging and merged companies	Capital relation	No capital relation	
	Personnel relation	No personnel relation	
	Trading relation	No trading relation	

(16) Business results for the past three accounting terms and one interim closing term

(Unit: Millions of Yen)

	SKY Perfect Communications Inc. (merging company)			
Accounting term	Term ended March 2001	Term ended March 2002	Term ended March 2003	Interim term ended Sept. 2003
Sales	48,681	59,432	70,373	35,610
Operating profit	19,577	10,337	18,311	3,737
Profit before income taxes	24,340	11,901	19,025	4,152
Current net profit	24,190	12,248	18,893	3,802
Current net profit per share (yen)	12,000.71	5,475.12	8,444.56	1,699.31
Dividend per share (yen)	—	—	—	—
Shareholders equity per share (yen)	53,545.94	48,070.98	39,687.86	41,265.93

	Plat One Corp., Ltd. (merged company)			
Accounting term	Term ended February 2001	Term ended February 2002	Term ended February 2003	Interim term ended August 2003
Sales	—	—	1,858	1,071
Operating profit	16	289	1,782	553
Profit before income taxes	18	352	1,805	570
Current net profit	18	354	1,806	571
Current net profit per share (yen)	2,320.42	1,967.21	10,038.65	3,173.60
Dividend per share (yen)	—	—	—	—
Shareholders equity per share (yen)	47,679.57	47,929.67	37,891.02	34,717.41

4. Status after the Merger

(1) Trade name: SKY Perfect Communications Inc.

(2) Details of business: CS digital multi-channels broadcasting platform at an east longitude of 124/ 128 degrees and an east longitude of 110 degrees

(3) Head office address: 2-15-1, Shibuya, Shibuya-ku Tokyo

(4) Representative: Hajime Shigemura, President and Representative Director

(5) Capital stock: No change in capital stock resulting from the merger (plan)

(6) Total assets: 130.2 billion yen (plan)

(7) Closing date: March 31

(8) Effects on business

The effects of this merger on the business results of SKY Perfect Communications Inc. for the term ending March 2004 have yet to be determined. Following a careful examination, the effects will be announced at the time of the announcement of the business results for the third quarter of the term ending March 2004. The effects on the business results for the term ending March 2005 will be announced at the time of the announcement of the financial results for the term ending March 2004.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

January 9, 2004

Press Release

Plat One Corp., Ltd.
SKY Perfect Communications Inc.

Plat One Corp., Ltd. and SKY Perfect Communications Inc. Entered into the Merger Agreement

To integrate their respective CS 110 digital broadcasting platform businesses, Plat One Corp., Ltd. (Head Office: Minato-ku, Tokyo; President and Representative Director: Hisami Kataoka) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director : Hajime Shigemura) announce that, having obtained the approval of their boards of directors, the two companies have entered into a merger agreement based on the Basic Merger Agreement dated December 18, 2003.

The key details of the merger are as follows:

1. The merger will come into effect on March 1, 2004
2. Plat One Corp., Ltd. will be dissolved, and SKY Perfect Communications Inc. will be the surviving company. The method of the merger for SKY Perfect Communications Inc. is a simple merger.
3. The merger ratio is 1 to 0.165, so that 0.165 shares of SKY Perfect Communications Inc. will be allotted to one share of Plat One Corp., Ltd..

With this integration, the two companies will endeavor to provide viewers with greater convenience, along with attractive and diverse channels and programming in cooperation with licensed broadcasters, and in doing so bolster CS 110 digital broadcasting.

To enable viewers to enjoy service from March onwards, the companies will look to integrate their services on an uninterrupted basis. The details will be announced as soon as they are decided.

---

* Contact for media inquiries:
Plat One Corp., Ltd. Corporate Planning Division
TEL: 03-5733-8282 FAX: 03-5733-8291
SKY Perfect Communications Inc., Public Relations Dept.
TEL: 03-5468-9400 FAX: 03-5468-939

To whom it may concern:

FILE No.
82—5113

January 15, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Basic Agreement on Trial Distribution of SKY PerfecTV! Multi-Channel Pay TV Services Using Cable Television Transmission Systems

We are pleased to make an announcement on the subject above in connection with the attached press release issued today jointly with Starcat Cable Network Co., Ltd. (Head Office: Nagoya, Aichi Prefecture, President and Representative Director: Kenji Okumura, JASDAQ Stock Code: 4339).

Please note that this announcement merely concerns the trial. As of this time, no decision has been made on commercial operations. We expect that our consolidated business results will only be marginally impacted. We will make another announcement as soon as the commercial operation is decided.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

January 15, 2004

Press Release

Starcat Cable Network Co., Ltd.
SKY Perfect Communications Inc.

Basic Agreement on Trial Distribution of SKY PerfecTV! Multi-Channel Pay TV Services Using Cable Television Transmission Systems

Starcat Cable Network Co., Ltd. (Head Office: Nagoya, Aichi Prefecture, President and Representative Director: Kenji Okumura; "Starcat") and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura; "SKY Perfect") have resolved to enter into an agreement to commence a field trial for the distribution of the SKY PerfecTV! multi-channel pay TV services on Starcat's transmission channels in the transmodulation method.*1

Based on this agreement, OptiCast Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect, will use some of the unused band of Starcat's cable television transmission networks to provide the SKY PerfecTV! multi-channel pay TV services. Starcat will be responsible for the sales activities for subscriptions with a view to establishing a new marketing alliance to bolster the acquisition of subscribers on both sides.

Both companies will be conducting a trial for technical verification prior to the launch of the service and will enter into in-depth discussions on future commercial operation.

*1: One of the methods for re-transmitting satellite service on cable television. Satellite broadcasting signals are converted to 64QAM so that they can be distributed via cable television.

Contact for media inquiries:
Starcat Cable Network Co., Ltd. Business Development Division
TEL: 052-972-0820 FAX: 052-972-0513
SKY Perfect Communications Inc. Public Relations Dept
TEL : 03-5468-9400 FAX : 03-5468-9399

(Reference)

1. Corporate Profile of Starcat Cable Network Co. Ltd.
   (1) Company name: Starcat Cable Network Co., Ltd.
   (2) President and Representative Director: Kenji Okumura
   (3) Address: 3-11-23 Nishiki, Naka-ku, Nagoya
   (4) Date of establishment: February 1985
   (5) Main business: Cable television broadcasting business
   (6) Capital: 2,185 million yen
   (7) Major shareholders: C-TECH CORPORATION (14.99%), Furukawa Tochi Tatemono Corporation (12.00%) (as of the end of November 2003)

2. Corporate Profile of SKY Perfect Communications Inc.
   (1) Company name: SKY Perfect Communications Inc.
   (2) President and Representative Director: Hajime Shigemura
   (3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo
   (4) Date of establishment: November 10, 1994
   (5) Main business: Operation of the platform business centered on the "SKY PerfecTV!" digital satellite broadcasting
   (6) Capital: 50 billion yen
   (7) Major shareholders: Sony Broadcast Media Co., Ltd. (12.65%), Fuji Television Network, Inc. (12.65%), Itochu Corporation (12.65%) (as of January 15, 2004)

3. Corporate Profile of OptiCast Inc.
   (1) Company name: OptiCast Inc.
   (2) President and Representative Director: Masao Nito
   (Current Managing Director of SKY Perfect Communications Inc.)
   (3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo
   (4) Date of establishment: June 2, 2003
   (5) Main business: Contents distribution business through optical fiber networks
   (6) Capital: 480 million yen
   (7) Ownership structure: SKY Perfect Communications Inc. (100%) (as of January 15, 2004)

To whom it may concern: January 22, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Comment as to the Nippon Keizai Shimbun's article in the morning edition dated January 22, 2004

We would like to issue the following comment regarding "NTT and SKY Perfect to Enter Broadband Broadcasting Market" carried in the January 22 morning edition of the Nippon Keizai Shimbun.

Comment

As to the subject above, SKY Perfect Communications Inc. (headquarters : Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) is now considering the possibility of entering the broadband broadcasting market as mentioned in the article. As this time, however, we have not made a decision to do so. In addition, we are not currently considering establishing a subsidiary or starting business.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

FILE No.
82—5113

January 24, 2004
SKY Perfect Communications Inc.

04 MAR 29 AM 7:21

Comment on the article in the morning edition of the Asahi Shimbun dated January 24, 2004

We would like to issue the following comment regarding "SKY Perfect to Enter Broadband Broadcasting Market" carried in the January 24 morning edition of the Asahi Shimbun.

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) has not changed the position expressed in the comment dated January 22, 2004.

Our 100% subsidiary, OptiCast Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Masao Nito) is now planning to start its business using optical fiber networks in some Tokyo condominiums in the near future. Completely separate from this, we are now conducting a broad study on the feasibility of a new distribution technology with broadband and other various infrastructures; however, we have not decided to establish a new company or start business.

We are afraid that readers will be misled partly by the description of the activities reported in the above article.

---

* Contact Information for Press:

Corporate Public Relations Dept., SKY Perfect Communications Inc.

TEL : 03-5468-9400

FAX : 03-5468-9399

(Reference)
Issued on January 22, 2004

To whom it may concern:

January 22, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Comment as to the Nippon Keizai Shimbun's article in the morning edition dated January 22, 2004

We would like to issue the following comment regarding "NTT and SKY Perfect to Enter Broadband Broadcasting Market" carried in the January 22 morning edition of the Nippon Keizai Shimbun.

Comment

As to the subject above, SKY Perfect Communications Inc. (headquarters : Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) is now considering the possibility of entering the broadband broadcasting market as mentioned in the article. As this time, however, we have not made a decision to do so. In addition, we are not currently considering establishing a subsidiary or starting business.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

FILE No.
82—5113

January 28, 2004

04 MAR 23 7:21

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Cooperation in the Quality-Controlled Content Distribution Test Using IPv6 Technology Conducted by NTT West

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) plans to verify operation as a platform provider and cooperate in the management of content providers regarding the IPv6 Quality-Controlled Content Distribution Test. (Please refer to the attached document for details.) The test is scheduled to be conducted by Nippon Telegraph and Telephone West Corporation (NTT West) (Head Office: Chuo-ku, Osaka-shi, Osaka; President and Representative Director: Michitomo Ueno) from mid February 2004.

The broadband market has experienced rapid expansion over the past two years, and the number of subscriptions to ADSL, CATV and FTTH has already exceeded 10 million. As a high-quality and stable network is essential for a video distribution service, SKY Perfect is closely observing the distribution trial to be shortly conducted by NTT West. SKY Perfect is planning to examine the technical issues and business feasibility through its participation in the distribution test.

SKY Perfect is currently promoting the business of OptiCast, which provides broadcasting via optical fiber networks. This test is being conducted to examine the operations necessary for the service using IP technology at the same time, separately from OptiCast.

This test is a demonstration, and its impact on our consolidated business results is expected to be slight. After we have conducted an examination of the test with NTT West, we will make a separate announcement concerning any decision to enter the broadband video distribution business using IP technology.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Reference)

January 28, 2004
Nippon Telegraph and Telephone West Corporation

IPv6 Quality-Controlled Content Distribution Test

From mid February 2004, NTT West will conduct a Quality-Controlled Content Distribution*[2] Test using IPv6*[1] technology in Osaka.

1. Background to and purpose of the test

Recently, there has been rapid growth in the high-speed Internet environment using broadband circuits. To enhance both convenience and security, the "e-Japan" concept recommends the use of IPv6. It is also necessary to implement a highly reliable communication system that enables the quality to be controlled. Equipment capable of realizing these functions is now beginning to appear on the market. At this stage, however, there are still many technical issues to be resolved, such as the method of controlling and operating the communication system including that in the user environment, and the trend among users needs to be monitored.

Therefore, we are going to conduct the Quality-Controlled Content Distribution Test based on IPv6 and verify the technical issues.

Through this test, we will provide a platform for video content distribution using IPv6 technology and manage its construction and operation. We will also verify the platform hardware and software.

2. Outline of the test

Set-top boxes are distributed to the test subjects in this test and are connected to the household TV sets. The subjects are asked to view a range of high-quality video content on TV distributed using optical fiber.

(1) Test period
Approximately two months from mid February 2004

(2) Test area
The city of Osaka (excluding certain areas)

(3) Items to be tested
- Evaluation on the quality of the content distributed using the quality control function
- Identification of issues relating to system operation for the content distribution platform

(4) Video content to be distributed
1) Re-run of CS channels (approximately 10 channels)
2) Foreign movies, Japanese movies, animations and sports, etc. (approximately 300 programs)

Video content to be distributed will be provided by companies that support the aim of this trial.

(5) Sponsors (planned)
- Itochu Corporation
- SKY Perfect Communications Inc.

3. Guidelines for test participants wishing to apply

(1) Period during which applications are accepted
Wednesday, January 28, 2004 to mid February 2004
(Test period: Approximately two months from mid February 2004)

(2) How to apply
Fill in the necessary information in application form available on the Web page for the test, http://www.nttwest.net/trial/.

(3) Number of applicants
Approximately 500 people
* If there are too many applicants, NTT West shall make a selection.

(4) Requirements for applicants
People residing in Osaka city who subscribe to B FLET'S
Please access the Web page for the test, http://www.nttwest.net/trial/, for details of other requirements for participating in the test.

(5) Fee
Participating in this test is free of charge.
However, the monthly subscription fee for B FLET'S is charged separately.

*1: IPv6 (Internet Protocol Version 6)
This protocol offers a much larger address space compared to IPv4, the current mainstream, and can provide improved security and quality control functions as well as automatic network settings.

*2: Quality-controlled content distribution
This system of distribution controls quality by prioritizing the transfer content packets over other packets in the relay section.

Reference: Configuration of the Test Service


Dedicated STB
Optical fiber
LAN cable
AV cable
ONU
HUB
Items provided on loan to the test participants:
·Dedicated STB
·Remote control
·HUB
·A set of cables
(LAN cable, AV cable)
Can be connected simultaneously to ISP
Remote control
TV

FILE No.
82—5113

SKY PerfecTV!
January 28, 2004

To whom it may concern:

Consolidated Business Results of Third Quarter for the year ending March 2004

Company Name: SKY Perfect Communications Inc.
(Tokyo Stock Exchange Mothers Code No. 4795)

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

Representative: Hajime Shigemura
President and Representative Director

For any inquiries please call: Norio Sato
General Manager
Finance & Accounting Dept.

TEL: 03-5468-7800

Business Results

(1) Third quarter for the year ending March 2004 (from April 1, 2003 through December 31, 2003)

(amounts less than one million yen have been rounded off)

	Third quarter for the year ended March 2002 (Previous quarter)	Third quarter for the year ending March 2003 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)	*(Million yen)*	*(%)*	*(Million yen)*
Operating Revenue	52,298	53,988	3.2	70,373
Operating Income	-19,850	3,419	-	-18,311
Ordinary Income	-20,376	3,956	-	-19,025
Net Income	-20,327	3,631	-	-18,893
Total Asset	116,758	121,446	4.0	117,341
Shareholder's equity	87,275	91,777	5.2	88,795

(2) Operating Revenue by Business Services

	Third quarter for the year ended March 2003 (Previous quarter)		Third quarter for the year ending March 2004 (Current quarter)		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	34,876	66.7	35,433	65.6	1.6	46,668	66.3
Business relating to broadcasting of programs	5,790	11.1	6,649	12.3	14.8	7,954	11.3
Other platform-related businesses	11,630	22.2	11,906	22.1	2.4	15,750	22.4
Total	52,298	100.0	53,988	100.0	3.2	70,373	100.0

FILE No.
82—5113

04 MAR 23 7:21

SKY PerfecTV!
January 28, 2004

To whom it may concern:

Business Results of Third Quarter for the year ending March 2004

Company Name: SKY Perfect Communications Inc.

(Tokyo Stock Exchange Mothers Code No. 4795)

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

Representative: Hajime Shigemura
President and Representative Director

For any inquiries please call: Norio Sato
General Manager
Finance & Accounting Dept.

TEL: 03-5468-7800

Business Results

(1) Third quarter for the year ending March 2004 (from April 1, 2003 through December 31, 2003)

(amounts less than one million yen have been rounded off)

	Third quarter for the year ended March 2003 (Previous quarter)	Third quarter for the year ending March 2004 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)	*(Million yen)*	*(%)*	*(Million yen)*
Operating Revenue	50,705	52,181	2.9	68,179
Operating Income	-18,561	3,568	-	-16,810
Ordinary Income	-19,045	4,186	-	-17,449
Net Income	-19,955	3,760	-	-18,372
Total Asset	109,349	114,892	5.1	110,615
Shareholder's equity	88,175	92,956	5.4	89,845

(2) Operating Revenue by Business Services

	Third quarter for the year ended March 2003		Third quarter for the year ending March 2004		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	34,801	68.6	35,264	67.6	1.3	46,503	68.2
Business relating to broadcasting of programs	5,801	11.5	6,660	12.8	14.8	7,973	11.7
Other platform-related businesses	10,102	19.9	10,256	19.6	1.5	13,702	20.1
Total	50,705	100.0	52,181	100.0	2.9	68,179	100.0

To whom it may concern:

FILE No.
82—5113

January 28, 2004

04 MAR 29 7:21

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hironori Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of 3Q Results for the Period Ending March 31, 2004 & Revision of the Full-Year Results Forecast for the Period Ending March 31, 2004 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1-3Q /FY02	1-3Q /FY03	Difference	Difference (%)	3Q/FY02	3Q/FY03
Total Sub. Net Addition (SKY PerfecTV!2)	330 (33)	144 (29)	△187 (△3)	△56. 5% (△10. 4%)	72 (11)	51 (13)
Total Sub. at Period End (SKY PerfecTV!2)	3, 372 (33)	3, 569 (71)	197 (38)	5. 8% (15. 2%)	3, 372 (33)	3, 569 (71)
New DTH Sub. (SKY PerfecTV!2)	492 (32)	326 (32)	△166 (0)	△33. 7% (0. 4%)	121 (12)	109 (14)
Number of DTH Churn (SKY PerfecTV!2)	163 (1)	203 (3)	40 (3)	24. 8% (466. 6%)	60 (0)	70 (1)
DTH Sub. Net Addition (SKY PerfecTV!2)	329 (32)	123 (29)	△206 (△3)	△62. 7% (△8. 2%)	61 (11)	39 (13)
DTH Sub.at Period End (SKY PerfecTV!2)	2, 939 (32)	3, 113 (70)	173 (38)	5. 9% (121. 1%)	2, 939 (32)	3, 113 (70)
DTH Churn Rate (%) (SKY PerfecTV!2)	7. 8% (7. 4%)	8. 9% (7. 9%)	1. 1 (0. 5)	- (-)	8. 3% (5. 5%)	9. 1% (8. 4%)

- Although sales promotion activities including area marketing and advertising campaigns run as part of the end-of-year sales push proved effective, the number of new DTH subscribers was down 166 thousand to 326 thousand compared to the same period last year when the "2002 FIFA World Cup Korea/Japan ™" had a significant impact.

- Also, the churn rate, compared to the same period last year when it hovered around a low 7.8% thanks to the World Cup, rose 1.1 points to 8.9%.

- As a result, the cumulative number of DTH subscribers at the end of 3Q for the period ending March 31, 2004 stood at 3,113 thousand which represents an increase of 173 thousand from the same period last year.

2. Business Results

(Millions of Yen)

Consolidated	1-3Q /FY02	1-3Q /FY03	Difference	Difference (%)	3Q/FY02	3Q/FY03
Revenues	52, 298	53, 988	1, 690	3. 2%	17, 771	18, 378
Operating Profit/Loss	△19, 850	3, 419	23, 269	–	△1, 732	△318
Profit/Loss before Income Taxes	△20, 376	3, 956	24, 333	–	△1, 806	△195
Net Profit/Loss	△20, 327	3, 631	23, 958	–	△1, 740	△170
Total Assets	116, 758	121, 446	4, 688	4. 0%	116, 758	121, 446
Total Shareholder's Equity	87, 275	91, 777	4, 502	5. 2%	87, 275	91, 777
Cash Flow from Operating Activities	△9, 693	5, 118	14, 812	–	△4, 129	9
Cash Flow from Investing Activities	△4, 848	△3, 181	1, 667	–	△1, 862	△3, 968
Cash Flow from Financing Activities	△471	△484	12	–	△156	△154
Cash and Cash Equivalents at the Period End	42, 663	39, 555	△3, 108	△7. 3%	42, 663	39, 555

Non-Consolidated	1-3Q /FY02	1-3Q /FY03	Difference	Difference (%)	3Q/FY02	3Q/FY03
Revenues	50, 705	52, 181	1, 475	2. 9%	17, 214	17, 794
Operating Profit/Loss	△18, 561	3, 568	22, 130	–	△851	△282
Profit/Loss before Income Taxes	△19, 045	4, 186	23, 231	–	△915	△119
Net Profit/Loss	△19, 955	3, 760	23, 715	–	△1, 727	△121
Total Assets	109, 349	114, 892	5, 543	5. 1%	109, 349	114, 892
Total Shareholder's Equity	88, 175	92, 956	4, 780	5. 4%	88, 175	92, 956

- Although the number of additional subscribers was down on the same period last year when the World Cup was held, the cumulative number of subscribers continued to increase and this combined with an increase in revenue generated from broadcasting rights for own content meant that revenues were up 3.2% on a consolidated basis from the same period last year, and 2.9% on a non-consolidated basis.

- In terms of profit and loss, as the number of DTH subscribers broke through the three million mark, which we consider to be the break-even point, in April, consolidated profit before income taxes for 3Q of the period ending March 31, 2004 was 3,956 million yen, while consolidated net profit stood at 3,631 million yen. In 3Q (October – December 2003), when seasonal costs peak due to promotions, etc., consolidated loss before income taxes from advertising promotions as part of the end-of-year sales push amounted to 195 million yen, while consolidated net loss for the period stood at 170 million yen.

However, with reductions in sales incentives and the cost of own content, the company managed to shrink losses by a greater margin compared to the same time last year.

- Looking at consolidated cash flow, cash flow from operating activities stood at 5,118 million yen after drastic improvements in consolidated net profit this quarter, while cash from investing activities stood at minus 3,181 million yen due to the investment of surplus funds in securities. Cash from financing activities stood at minus 484 million yen due to the repayment of installment loans. As a result, net cash and cash equivalents at the end of 3Q stood at 39,555 million yen, or 63,995 million yen with three-month-plus deposits and securities factored in.

3. Revision of the Full-Year Results Forecast for the Period Ending March 31, 2004 (April 1, 2003 to March 31, 2004)

(Thousands of People, Millions of Yen)

	FY03 Original Forecast*	FY03 Revised Forecast	Difference	Difference (%)	FY02 Result
New DTH Sub. (thousands)	500	465	△35	△7.0%	610
DTH Sub. Net Addition (thousands)	224	189	△35	△15.6%	380
DTH Sub. at Period End (thousands)	3,214	3,179	△35	△1.1%	2,990
Total Sub. at Period End (thousands)	3,649	3,614	△35	△1.0%	3,425
DTH Churn Rate (%)	8.9%	8.9%	-	-	8.2%
Consolidated Revenues	73,800	72,400	△1,400	△1.9%	70,373
Consolidated Profit/Loss before Income Taxes	3,200	4,600	1,400	43.8%	△19,025
Consolidated Net Profit/Loss	3,000	4,300	1,300	43.3%	△18,893
Non-consolidated Revenues	71,400	70,000	△1,400	△2.0%	68,179
Non-consolidated Profit/Loss before Income Taxes	3,700	4,900	1,200	32.4%	△17,449
Non-consolidated Net Profit/Loss	3,300	4,500	1,200	36.4%	△18,372

*1 Forecast shown in (for Profit & Loss section) "The announcement of revision of business results forecast" dated October 14, 2003.

- In terms of the number of new DTH subscribers in this period, despite the launch of powerful content including the "UEFA Champions League" and the "Disney Channel", this attracted mainly existing subscribers and has not made a major contribution to attracting new subscriptions, and this in conjunction with the popularity of flat-screen TVs and DVD recorders this end-of-year period given the introduction of digital terrestrial broadcasting, growth in the number of new DTH subscribers for the company's mainstay, "SKY PerfecTV!", showed slowdown. On the other hand, the number of new DTH subscribers for "SKY PerfecTV!2" increased, with further new subscribers expected to come on board in March after the merger with Plat One Corp, Ltd. slated for March 1, 2004. In view of all these factors, the previous forecast for the number of new DTH subscribers of 500 thousand has been revised to 465 thousand.

- Given the DTH churn rate leading up to 3Q of 8.9%, the full-year forecast indicates that the churn rate will remain steady at 8.9%. As a result, the number of DTH subscribers at period end will be 35 thousand down on the previous forecast of 3,214 thousand to stand at 3,179 thousand.

- Taking into consideration that revenues from own content is expected to come in under previous forecasts, as well as the aforementioned revision to subscriber number forecasts, consolidated revenues are forecast to be 72,400 million yen, which is 1,400 million yen down from the previous forecast of 73,800 million yen.

- In terms of profit and loss, taking into consideration that a fall in agent fees is expected to accompany the aforementioned downward revision of subscriber number forecasts, that cost-reductions for own content are expected to exceed falls in revenue, and the effects of cuts to subscriber management costs, the previous forecasts for consolidated profit before income taxes and consolidated net profit of 3,200 million yen and 3,000 million yen will be upwardly revised to 4,600 million yen and 4,300 million yen respectively.

- In terms of the effect of the merger with Plat One Corp., Ltd. scheduled for March 1, 2004, sales of three-way receivers capable of receiving, digital terrestrial broadcasts, BS digital broadcasts and 110-degree CS digital broadcasts are expected to increase with the launch of digital terrestrial broadcasting, and we expect that this will spark the full-scale expansion of 110-degree CS digital broadcasting. The merger will only affect the full-year forecast for the year ending March 2004 for the one month after the merger, although new DTH subscribers are expected to increase by 25 thousand, while on the profit and loss front, revenues are expected to receive a 140 million yen boost. Whilst integration is expected to yield benefits for advertising and subscriber management, profit before income taxes and net profit for the period are forecast to come in at minus 16 million yen given the additional costs generated by the merger.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

January 29, 2004

To whom it may concern

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Examination of a Program Payment Service Using Electronic Money "Edy"

SKY Perfect Communications, Inc. (Head Office: Shibuya-ku, Tokyo. President and Representative Director: Hajime Shigemura) and bitWallet, Inc. (Headquarters: Shinagawa-ku, Tokyo. President and Representative Director: Shigeyuki Kawai), operators of the electronic money service "Edy," have agreed to work together to look into a new service that will involve the introduction of "Edy" to be used as payment for SKY Perfect fee-based programs.

In addition to monthly channel-viewing subscriptions, SKY Perfect offers PPV*1 where charges apply for each viewing of programs, and broadcasts a wide variety of content, including sports, movies and animation in a timely fashion, for the enjoyment of our many viewers. Meanwhile, "Edy" is attracting more and more users as a form of electronic money that can be stored in mobile phones. Accordingly, SKY Perfect has determined that by using "Edy", which is stored on mobile phones, we can further enhance the convenience of our PPV service and expect an increase in users.

On this occasion, we will look at, first, viewers being able to use the SKY Perfect Customer Center to apply to purchase programs, and then make payment using "Mobile Edy" via e-mail from their mobile phones. We will also look at introducing "Edy Point Network" *2, a points redemption program for "Edy" users.

We will also conduct further examinations with a view to the establishment of a system that would enable users to use their "Edy"-enabled mobile phones to select the programs they want to watch from an electronic program guide (EPG) and proceed straight to the payment phase.

Please note that at this stage we are merely testing the introduction of this service, and therefore this announcement should have little effect on our consolidated business results. We will make a further announcement at such time as we decide to introduce this service based on our examinations.

＊1 PPV (Pay Per View): Fee-based broadcasting mode in which users pay a viewing fee each time they view a program. SKY Perfect mainly collects billing data over fixed-line telephone circuits connected to set-top boxes.

＊2 Edy Point Network: A service that enables the use of point card and membership card functions on mobile phones. Points accrue when payment is made, and the points balance can be viewed on the user's mobile phone screen. Accrued points can be converted into Edy electronic money and can be used to purchase products from participating companies.

For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

For any inquiries on "Edy" please call
Public Relations Dept
bitWallet Inc. Business Planning Dept.
TEL:03-5745-5172 FAX:03-5745-5176

FILE No.
82—5113

To whom it may concern:

04 MAR 29 AM 7:21

February 3, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of January 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of January 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	34, 699	39, 212
Churn	25, 312	23, 481
Churn Rate*3	8. 5%	9. 1%
January Net Increase	9, 387	15, 731
Cumulative Total	3, 578, 215	3, 128, 364

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	30, 933	35, 473
Churn	24, 838	23, 012
Churn Rate*3	8. 5%	9. 1%
January Net Increase	6, 095	12, 461
Cumulative Total	3, 503, 475	3, 055, 021

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 766	3, 739
Churn	474	469
Churn Rate*3	8. 0%	8. 0%
January Net Increase	3, 292	3, 270
Cumulative Total	74, 740	73, 343

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

February 5, 2004

To whom it may concern:

04 MAR 29 7:21

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Major League Baseball (MLB): Notice of Exclusive CS Broadcast Rights for Five Years Starting from the 2004 Season

We are pleased to announce that SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) has acquired exclusive Major League Baseball (MLB) CS broadcast rights for five years starting from the 2004 season, as detailed in the attached press release.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

February 5, 2004

Major League Baseball (MLB): Notice of Exclusive CS Broadcast Rights for Five Years Starting from the 2004 Season

~Live broadcast of the New York Mets'(Kazuo Matsui's team) opening exhibition game!!~
Play starts at 3:00am (planned), Thursday, March 4 (*Japanese time)

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") has acquired exclusive CS broadcast rights for Major League Baseball (MLB), one of the four major American sports, for five years starting from the 2004 season.

This year marks both the eighth year SKY Perfect has broadcast MLB and the first time it will be able to broadcast the entire season from exhibition games through to the World Series. SKY Perfect will deliver comprehensive, reliable coverage of the MLB pennant race, featuring games involving all 30 teams. From exhibition games to the World Series, SKY Perfect plans to broadcast a total of roughly 400 to 500 games, our highest total to date.

Ahead of the opening of the regular season, SKY Perfect will be broadcasting the New York Mets' opening exhibition game live, as Kazuo Matsui tries his luck in the Major League for the first time. The proud sight of Kazuo Matsui, who is expected to de well in the Major League, wearing a new uniform and entering this new world is not to be missed.

In addition to live broadcasts of Japanese players that can only be seen via SKY Perfect's satellite broadcasts, SKY Perfect plans to broadcast a number of live games everyday. Taking full advantage of the multi-channels, it intends to organize programming so that as many viewers as possible can both watch the Japanese players currently in the limelight and enjoy the appeal of MLB in general.

Ahead of the start of the season, SKY Perfect will start accepting subscription applications from Monday, March 1. It is planning to offer broadcasts based around Perfect Choice channels for a monthly fee. SKY Perfect is currently working on details such as viewing fees and will announce them at a later date once details have been finalized.

---

* Press inquiries should be directed to:
Public Relations Dept., SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

February 12, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Change in Name of CS 110-Degree Digital Broadcasting Service "SKY PerfecTV! 2"

SKY Perfect Communications, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) has decided to change the name of the CS 110-degree digital broadcasting service from "SKY PerfecTV! 2" to "SKY PerfecTV! 110."

The new name for the service features "110" to highlight what it has in common with BS digital broadcasting that also uses the satellite positioned at longitude 110-degrees east. The new name is designed to make it easier to understand for viewers and also embodies our aim to further strengthen and expand our 110-degree SKY PerfecTV! multi-channel services. The new name is due to be launched from Monday March 1, 2003.

Details

Service name (English name): SKY PerfecTV! 110
New logo:

With the launch of terrestrial digital broadcasting in December last year, three-way tuners capable of receiving terrestrial digital broadcasts, BS digital broadcasts, and CS 110-degree digital broadcasts all on the one unit are rapidly becoming more widespread. As this enables viewers to seamlessly receive CS 110-degree broadcasts using the same antenna and tuner as for BS digital broadcasting that also relies on the satellite positioned at longitude 110-degrees east, we have strong expectations that this will promote further growth and expansion in CS 110-degree broadcasting in the lead up to the Athens Olympics this summer. The contents of the CS 110-degree digital broadcasting service "SKY PerfecTV! 110" will remain the same as those of the current "SKY PerfecTV! 2," but we will further endeavor to expand the range of unique channels available to cater to the needs of viewers and to attract more subscribers in the future.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(For reference)

SKY PerfecTV! 110

Symbol:

English logo:

Japanese logo:

February 25, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement Concerning the Completion of Registration and the Commencement of Business by OptiCast Inc. (a content distributor through optical fiber networks) as a Cable Broadcaster

We have announced that OptiCast Inc. (Head office: 2-15-1, Shibuya-ku, Tokyo; President and Representative Director: Masao Nito), a 100% subsidiary of SKY Perfect Communications Inc. (Head office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura), today completed procedures for registration with the Ministry of Public Management, Home Affairs, Posts and Telecommunications as a (cable) broadcaster based on the Law Concerning Broadcast via Telecommunications Carriers' Facilities.

Therefore, OptiCast Inc. today starts providing a new service, known as "SKY PerfectTV*!* Compatible Optical Fiber TV, OPCAS," that carries out simultaneous re-transmission covering major broadcasts such as terrestrial (including digital) and BS digital broadcasts and FM stations, in addition to SKY PerfecTV*!* channels, using the Video Communication Network Service provided by NTT East. We have also set up a customer center dedicated to OPCAS (Tel: 0570-013-999, Office hours 10:00 to 20:00, open every day) and a website (URL http://www.opcas.jp/). An outline of the OPCAS service is as follows:

<u>Channel description</u>

<u>Monthly subscription fee</u>

Simultaneous re-transmission channel

- **Terrestrial analog broadcast**
- **BS analog broadcast**
- **BS digital broadcast**
- **Terrestrial digital broadcast**
- **Club SKY PerfecTV*!* (Promotion channel)**

→ **Use by All households**

(1) Video Distribution line: 18,000 yen/line (building)

(2) Distribution facilities fee: 390 yen/household

<u>→Collecting all fees for all households from building service charge</u>

SKY PerfectTV*!*

- **Each channel of SKY PerfecTV*!***
- **Each pack and set of SKY PerfecTV*!***

→ **Subscription by option**

(3) SKY PerfecTV*!* tuner rental fee: 300 yen/subscription
(4) SKY PerfecTV*!* basic fee: 390 yen/subscription
(5) SKY PerfecTV*!* subscription fee: Based on subscribed channel(s) + PPV, etc.

*** A separate initial registration fee of 2,800 yen is required at the time of subscription.**

<u>→Individually collected from SKY PerfecTV*!* Subscribers</u>

* OPCAS is a TV service via optical fiber networks for condominiums.
* Some channels of SKY PerfecTV*!* (antenna reception) may not be available for viewing at present.
* A separate NHK subscription fee and subscription fees for each pay broadcast service are required.
* All fees are exclusive of tax.

We plan to implement the OPCAS service for the first time in a condominium in Nihonbashi, Chuo-ku, Tokyo (completed in 2002). The condominium developers are highly optimistic about the service. Formerly, two coaxial cables were needed to receive SKY PerfecTV! or BS digital broadcast in community facilities, but by using OPCAS, transmission is feasible with just one cable, so that condominium developers can drastically reduce construction costs. The OPCAS service is also being considered as an option in renovating existing condominiums to prepare for the start of terrestrial digital broadcasts.

OptiCast Inc. plans to expand the service area of OPCAS using the optical fiber networks of NTT East to all 23 wards of Tokyo by the end of March 2005.

We expect over 500 thousand subscribers via optical fiber in March 2008, but as the service started at the end of fiscal year, there will be little impact on our consolidated business results for the fiscal year ending March 2004. We estimate an investment of 200 million yen for FY2003 in facilities for this business, such as modulators.

We plan to announce the impact on our consolidated business results for FY2004 and the investment in facilities, along with the business results forecast for FY2004, at the time of announcing the financial results of FY2003.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399
* For inquiries about SKY PerfecTV! (TV for optical fiber) please call
OptiCast Customer Center (Office hours: 10:00 to 20:00, open every day)
TEL: 0570-013-999 (Navi Dial)
From cell phones/PHS, call 045-339-0011
URL http://www.opcas.jp/

FILE No.
82—5113

February 27, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of Platform Business for Star Channel BS

We are pleased to announce the launch of the platform business for Star Channel BS, described in the attached press release that was jointly issued today by our Company and STAR CHANNEL, INC. (Head Office: Minato-ku, Tokyo; President and Representative Director: Banjiro Uemura). The effect of this development on our Company's consolidated results will be minimal.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

SKY Perfect Communications Inc.

February 27, 2004

Press Release

STAR CHANNEL, INC.
SKY Perfect Communications Inc.

SKY PerfecTV! Launches Platform Business For Star Channel BS

STAR CHANNEL, INC. (Head Office: Minato-ku, Tokyo; President and Representative Director: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) have agreed that SKY PerfecTV! shall operate the platform business (the management of new customers) for the movie channel, Star Channel BS (BS Digital 10ch), that Star Channel currently provides on BS digital broadcasting. According to this agreement, the contact for the management of new customers at Star Channel BS will be changed to SKY PerfecTV! 110 Customer Center (Telephone: 0570-012-110) as of Thursday, April 1.

The launch of terrestrial digital broadcasting has accelerated growth in the installed base of three-wave shared tuners that enable reception of terrestrial digital broadcasting, BS digital broadcasting and CS 110-degree digital broadcasting. Since both BS digital broadcasting and CS 110-degree broadcasting use the orbit of 110–degree longitude east, they can both be received with the same antenna and tuner. This agreement concerns the launch of the Star Channel BS Platform business as part of the total marketing to promote the services provided by both companies. Customers will now be able to enjoy greater convenience and superior service.

Under the platform business for Star Channel BS operated by SKY PerfecTV!, the movie package, Star Channel BS/CS Cinemax, which is currently provided on the CS 110-degree digital broadcasting, will offer three channels, namely Star Channel BS, Star Channel Plus and Star Channel Classics. The price will be the same as the conventional Star Channel BS of 1,800 yen/month plus tax. In addition, a range of channels is available from SKY PerfecTV! 110.

SKY PerfecTV! 110 requires a basic monthly fee of 390 yen plus tax in accordance with the customer management business of the SKY PerfecTV! 110 Customer Center. However, the service is free from April through September for current subscribers and new subscribers of Star Channel BS who sign up before the end of March.

Both companies will continue their efforts to promote the take up of multi-channel pay TV service by enhancing marketing across both BS digital broadcasting and CS 110-degree broadcasting.



Total marketing
Three-wave shared tuner
STAR CHANNEL
Each BS digital station
CS 110-degree digital broadcasting service (SKY PerfecTV! 110)
Terrestial digital
STAR CHANNEL BS
(BS 10-ch)
1.800 yen/month
(Old)
STAR CHANNEL Plus
(231ch)
STAR CHANNELClassic
(232 ch)
STAR CHANNEL
BS/CS Cinemax
1.800 yen/month (Old)
Star Channel BS/CS Cinemax
1.800 yen/month (New)

---

* For press inquiries:

General Manager PR & GR Dept, STAR CHANNEL, INC.

Telephone: 03-5563-6731 Facsimile: 03-5563-6799

Public Relations Dept, SKY Perfect Communications Inc.

Telephone: 03-5468-9400 Facsimile: 03-5468-9399

FILE No. 82—5113

To whom it may concern:

March 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of February 2004

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of February 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	56, 644	47, 653
Churn	23, 256	22, 443
Churn Rate*3	7. 8%	8. 6%
February Net Increase	33, 388	25, 210
Cumulative Total	3, 611, 603	3, 153, 574

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	29, 494	25, 403
Churn	22, 622	21, 812
Churn Rate*3	7. 7%	8. 6%
February Net Increase	6, 872	3, 591
Cumulative Total	3, 510, 347	3, 058, 612

SKY PerfecTV! 2 (We have changed the service name to "SKY PerfecTV! 110" from March 1)	Total Subscribers*1	DTH Subscribers*2
New Subscribers*4	27, 150	22, 250
Churn	634	631
Churn Rate*3	10. 2%	10. 3%
February Net Increase*4	26, 516	21, 619
Cumulative Total	101, 256	94, 962

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of Star Channel BS subscribers (DTH subscribers: 19,875, Institutional subscribers: 4,877) is included, as we have undertaken its platform business by SKY PerfecTV! 110.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

March 15, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Change of Listed Market to the First Section of Tokyo Stock Exchange

We are pleased to announce that SKY Perfect Communications Inc. (Head Office: Shibuya-ku Tokyo, President and Representative Director: Hajime Shigemura) today obtained approval from the Tokyo Stock Exchange to change the listed market for the Company's stocks from Mothers to the First Section of the Tokyo Stock Exchange, effective March 22, 2004.

The stocks of the Company have been listed on Mothers at the Tokyo Stock Exchange since October 20, 2000. After about three years and five months on Mothers, the Company's stocks will now be listed on the First Section of the Tokyo Stock Exchange. We are very grateful for the support of our shareholders that has made the change possible.

We will continue to make an effort to meet your expectations into the future by implementing awareness of our social mission and responsibility. We appreciate your continuing support.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

March 15, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Special Dividends to Commemorate Change of Listed Market to the First Section of the Tokyo Stock Exchange

SKY Perfect Communications Inc. (Head Office: Shibuya-ku Tokyo, President and Representative Director: Hajime Shigemura) has today obtained the approval of the Tokyo Stock Exchange to change the listed market for the Company's stocks from Mothers to the First Section of the Tokyo Stock Exchange, effective March 22, 2004.

We therefore wish to announce that we plan to propose to the tenth annual general shareholders' meeting to be held in late June 2004 that the following special dividends to commemorate the change of listed market to the First Section of the Tokyo Stock Exchange to express our gratitude to the customary support of the shareholders.

Note

Planned dividend for the term ending March 2004 (tenth accounting term)

Ordinary dividend:	0 yen per share
Commemorative dividend:	500 yen per share
Total	500 yen per share

Reference:

Dividend for the term ended March 2003 (ninth accounting term)

Annual ordinary dividend: 0 yen per share

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399